                                                            Filed by Belden Inc.
                                                            Pursuant to Rule 425
                                    Under the Securities Act of 1933, as amended
                                        And Deemed Filed Pursuant to Rule 14a-12
                           Under the Securities Exchange Act of 1934, as amended
                                                    Subject Company: Belden Inc.
                                  Subject Company's Commission File No.: 1-12280



         This filing relates to a planned merger between Belden Inc. ("Belden") and Cable Design Technologies Corporation ("CDT") pursuant to the terms of an Agreement and Plan of Merger, dated as of February 4, 2004 (the "Merger Agreement"), among CDT, BC Merger Corp. and Belden. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the "SEC") as an exhibit to the Current Report on Form 8-K filed by Belden on February 5, 2004, and is incorporated by reference into this filing.


FEBRUARY 5, 2004
FOURTH QUARTER 2003
EARNINGS CONFERENCE CALL


NOTE: The following script contains several corrections to the version spoken during the conference call on February 5, 2004.

The corrected numbers are indicated by an asterisk (*), and the previous numbers are indicated in brackets.

RICKY:

         Thank you, _______. Good morning, and welcome to Belden CDT's fourth quarter 2003 conference call.

         With me here in St. Louis today [are]

                  - Baker Cunningham, Belden's Chairman, President, and CEO

                  - Bryan Cressey, CDT's Chairman

                  - Fred Kuznik, CDT's CEO

                  - George Graeber, CDT's COO and

                  - Larrie Rose, Belden's President of European Operations


         I will briefly discuss Belden's 4th quarter and year-end results, then we will have a presentation on the planned merger of Belden and CDT. There are some slides on the Belden and CDT websites which you might want to follow when we get to that portion of the presentation. After our prepared remarks we will be happy to answer your questions.

         If you need a copy of our 4th quarter press release or the merger press release, please check our website, belden.com, or www.cdtc.com. If you need to have a copy of the press release faxed to you, please phone us at 314-854-8000.

         I need to remind you that any forward-looking statements we provide are made in reliance upon the safe harbor provision of the Private Securities Litigation Reform Act of 1995. The comments we will make today are management's best judgment, based on information currently available. Our actual results could differ materially from any forward-looking statements that we might make. However, the Companies do not intend to update this information to reflect developments after today, and disclaims any legal obligation to do so.

         Please review today's press releases and the 2002 annual report on Form 10-K for Belden and CDT for a more complete discussion of factors that could have an impact on the Company's actual results.

Now let's quickly review Belden's 4th quarter and year-end results.

I'd like to begin with the North American Communications business and the noncash impairment charge of $92.4 million that we recognized in the fourth quarter. Demand has fallen significantly over the last three years in this business for a number of reasons. The growth in subscriber lines slowed and has, in fact, declined with major carriers. The investment activity of the hard-line telecom service providers has been cut dramatically. This has resulted in industry demand in North America being off by half from the peak in 2000.

We did what we could to bring more volume into our operation, but, with a lot of excess capacity in the industry, and the law of supply and demand, pricing dropped. The industry, including us, were able to cut less efficient plants, but our Phoenix operation is probably the largest plant in the world for telecom cable and there are limits to how low we can go and still have a viable operation. While we have reduced plant output and significantly cut costs, we have not been able to achieve satisfactory results at the current level of demand.

Shareholders have been patient with us through two years of losses in this business. We can't allow 2004 to be a repetition of 2003. Therefore, we have acknowledged that the time has come to figure out what to do differently. Our people have worked very hard and have accomplished a lot, but we can see that incremental cost reductions are not going to get us where we need to be in this very depressed market. While we might see demand improve slightly during the year, there's not enough recovery soon enough to permit us to wait it out. We are looking at a range of alternatives, and we have yet to determine what the most appropriate outcome will be.

         The asset impairment charge is a non-cash adjustment in the carrying value of the assets. It is recognition that we are not likely to realize all of our past investment.

         I know this announcement causes anxiety among our employees and customers, and we're telling them we'll move just as fast as we can to sort out the future of the business.

         In addition to the asset impairment, which was $92.4 million, or $2.36* (corrected from $2.29) in the quarter, and $92.8 or $2.38* (corrected from $2.30) for the year, we have several other unusual items that are affecting our results for the quarter and the year that makes it somewhat difficult to fully understand and analyze our performance.

These items include:

         - Severance costs of $1.6 million, or four cents in the quarter, and $6.5 million, or 16 cents for the year.

         - Unusual bad debt due to the failure of an Asia distribution of $.6 million, or two cents per share for the year.

         - Special income from the sales incentive agreement with a private label customer of $3 million, or seven cents per share in the quarter

         These items are properly reflected in the GAAP financial statement accompanying our press release. As I have said in previous calls, the costs and charges are real, and I don't mean to diminish their significance by isolating them. But, I do believe if we analyze our results by excluding these items, you will have a better understanding of the underlying performance of the company and our markets.

         Accordingly, the amounts used in my following comments will be after excluding these items from the current year numbers and, where applicable, I have excluded the comparable items out of the prior year comparative amounts.

         Our website will summarize these unusual items I listed before to help you reconcile from the GAAP numbers in our financial statements to the numbers I am using in this analysis.

         Now, let's look at our results, excluding these special items.

         Revenue for the fourth quarter of 2003 was $208.6 million, up from $199.1 million a year ago. The 2003 fourth quarter volume was helped by $10.3 million due to currency translation and also benefited from the October 31, 2002 acquisition. So, in real terms, volume was slightly lower year over year.

         Sequentially, revenue increased about 0.5% from $207.6 million in the third quarter of 2003, but currency translation benefited the quarter by $4.0 million sequentially. So, true volume was about 1% lower, sequentially, primarily due to seasonally lower sales in communications and lower sales in European electronics partly attributable to exiting certain non-strategic product lines. Our adjusted operating profit in the fourth quarter of 2003 was $2.4* (corrected from $2.7) million. This lower than previously expected adjusted operating profit in the fourth quarter of 2003 we attribute, primarily, to the lag in passing along the rising cost of copper and other materials to our customers. We estimate this impact to be about $4 million. The estimated impact of the lag in passing on the rapidly rising price of copper and other materials in the quarter is about 10 cents per share. Absent the transitional drag these rising costs have on our results, we are seeing modest improvement in our adjusted operating results with the sequence of $4.4 million last year, $5.4 million in the previous quarter, and about $6.7 million this quarter.

         Our adjusted net income for the fourth quarter was 1 cent per diluted share. In addition, as we have previously indicated, the quarter suffered from under absorption and LIFO liquidation due to lower production levels in order to reduce inventory. We estimate this impact at about nine cents per share.

         TURNING TO THE FULL-YEAR 2003 RESULTS:

         Revenue for the year was $826.5 million, compared with $813.3 million in 2002. Revenue of 2003 benefited by the acquisition of the Norcom business on October 31, 2002, and by $35.5 million from currency translation effects.

         Adjusted operating profit for the year was $13.0* [corrected from $7.4] million. This compares with adjusted operating profit in 2002 of $27.6 million, reflecting mainly the deeper losses in 2003 in the North American Communications business. In addition, our current year results were burdened by the under absorption and LIFO liquidation costs due to reducing inventory, the lag in passing on rapidly rising copper costs, as previously discussed, and transitional inefficiencies as we shut down three facilities and transferred production.

         Adjusted EBITDA for the year was $48.8 million. This compares with adjusted EBITDA in 2002 of $67.2 million.

         Adjusted net income for the year was $2.0 million* [corrected from "just barely breakeven at a quarter of a million dollars"], about eight cents* [corrected from one cent] per share. This compares with 2002 adjusted net income of $9.4 million, or 38 cents a share. This unfavorable comparison reflects an estimated 10 cents due to the lag in passing on rising copper, and 22 cents due to the impact of reducing inventory.


         NOW, TURNING TO OUR BALANCE SHEET AND CASH FLOW.

         At year end, cash stood at $95.0 million. Some of you may remember, early last year, we set a cash accumulation goal to end the year with around $65 million in cash, which meant accumulating an additional $45 million from our beginning of year position.

         As you can see, we blew right past that target with really no help from the market. We reduced receivables $20 million, or 18%; inventory, $40 million, or 25%, and capital expenditures were $19 million less than depreciation. This resulted in cash provided by operations of over $90 million for the year. Free cash flow, which is cash from operations less capital spending and dividends, was $29.5 million for the fourth quarter, and $70.6 million for the full year, or $2.80 free cash flow per share, compared with free cash flow of $2.32 per share in 2002. We believe free cash flow is a meaningful number as it represents cash available to pay down debt or reinvest in the business.

         We calculate our net debt--debt less cash--as a percentage of total capitalization to illustrate how far we could reduce our leverage if we were to prepay our private placement notes. At year-end 2003, net debt to total cap is now 28.0 %, compared with 37.4 % at year-end 2002. Net debt to adjusted EBITDA is 2.2 times.

I'D NOW LIKE TO TURN OUR ATTENTION TO THE PLANNED MERGER BETWEEN BELDEN AND CDT. I WOULD LIKE TO REMIND YOU AGAIN OF THE SAFE HARBOR PROVISION AND THE NOTICE ABOUT FORWARD-LOOKING STATEMENTS ON SLIDE 1 OF OUR PRESENTATION. NOW BRYAN CRESSEY, CHAIRMAN OF CDT, WILL OPEN THIS DISCUSSION, ON SLIDE 2.

         BRYAN:

Thanks Ricky, and good morning.

Both companies' boards of directors are enthusiastic about the combination of Belden and CDT. After careful review and discussion, both boards unanimously concluded that the merger of these two excellent companies will result in attractive opportunities for growth and enhanced profitability.

We are very pleased to be here in St. Louis with Baker and Ricky and the Belden people.

The merger of CDT and Belden will create a preeminent supplier in electronic cable. These two companies address some of the most attractive markets in the industry, and have many complementary niche markets, which we'll discuss in more detail later in the presentation. In the markets where we overlap, we have an opportunity to optimize our assets and realize some cost synergies. Together, we believe we will be a more valuable partner for all our distributors and OEMs.

Finally, both companies have been through a prolonged industry downturn and emerged in excellent financial condition. That's why we think this is an excellent combination for customers, shareholders, and the companies.

Slide 3.

We're going to name the combined company Belden CDT Inc., and we expect to have the stock trade on the NYSE under a new ticker symbol.

It's an all-stock, tax-free transaction with a fixed exchange ratio of 2 CDT shares for every Belden share. When the merger is completed, the owners of CDT will own about 45 percent of the new company, and the owners of Belden will own about 55 percent of the new company. We'll do a reverse stock split (one for two) and end up with about 46 million shares outstanding. CDT will be the legal acquirer, and Belden will be the acquirer for accounting and tax purposes, so the legacy financials will be those of Belden. We expect to pay a dividend of 5 cents a quarter, or 20 cents a year, which is the same as the Belden dividend but a new benefit for the CDT shareholders.

We are targeting to close the transaction during the second calendar quarter, obviously subject to regulatory approvals in the US and certain other countries. With the synergies, this transaction will be accretive to all shareholders in the first year.

Slide 4.

The combined company will have revenue of approximately $1.3 billion and will have pro forma EBITDA, with expected synergies, of $118 million.

I'll be the chairman of the board of the combined company, and Baker Cunningham of Belden will be the President and Chief Executive Officer. The board will be comprised of 5 directors designated by the CDT board, and 5 designated by the Belden board.

The company will be headquartered in St. Louis, and we'll have a total of 36 manufacturing facilities in 9 countries throughout North America and Europe, with distribution and sales locations worldwide.

Slide 5.

Our organization chart involves key executives from both companies. The ones in the Red boxes are CDT people, and the ones in the dark blue boxes are coming from Belden. Ricky Reece of Belden will be the CFO of the combined company. Fred Kuznik and George Graeber, CDT's CEO and COO respectively, will join the office of the CEO to address the integration issues and synergy opportunities.

There will be six operating leaders reporting to Baker, three coming from CDT and three from Belden.

Bob Canny will have responsibility for specialty products, which is our OEM business in markets such as aerospace, defense, and automotive.

Dave Harden will continue to lead West Penn, which is a gem of a franchise located in Washington, Pennsylvania, that makes specialty cable for the sound and security end markets.

Bob Matz will continue to lead the Communications business.

Larrie Rose, who is Belden's executive in charge of Europe, will have responsibility for the combined European business.

Peter Sheehan of CDT will lead the Networking area.

And Peter Wickman of Belden will lead the Electronic Products area.

Collectively, the senior-level people shown on this page have over 150 years of experience in the electronic cable industry, and they clearly have the capability to take this organization to the next level.

Overall, the combination of product offerings, the opportunity to scale the business, the relationships with our channel partners, and our financial flexibility make this a very attractive transaction.

I'd like to turn the presentation over to Baker Cunningham, Chairman President and CEO of Belden. Baker--

Thank you Bryan. I'm also really pleased with the planned merger we are announcing today. I'd like to go a little deeper into the reasons why this merger makes so much sense for both companies strategically, and how we feel it will create additional value for shareholders.

I'm on slide 6.

First, both Belden and CDT have very strong positions in diverse, attractive end markets like electronics, safety and security, aerospace, automotive, premise, broadcast and entertainment, and communications. In the specialty markets, Belden and CDT are complementary. For example, we both address industrial markets, but where CDT has a strong presence in robotics, Belden is strong in the signal and control infrastructure. The specialty markets are attractive because they have a high degree of engineering content, so the products are often highly specialized and differentiated. These are markets where brand and quality are recognized, and people return to the suppliers they trust, year after year. These are the highest-value markets in the wire and cable industry.

Our combined company will have revenues of approximately $1.3 billion annually.

Both companies have been working hard over the past 10 years to establish a significant presence in Europe, and this merger will be a leap forward in that effort.

Both Belden and CDT have excellent relationships with major distributors such as Anixter and Graybar, and we hope and expect that this merger will do nothing but solidify those relationships. CDT also has number of key OEM relationships with companies like Boeing and BMW.

And both companies have important relationships with communications service providers.

Another factor that sets this combination apart from many others in the industry is our strong combined balance sheet, excellent cash flow, which will enable us to more effectively access capital markets.

Slide 7 shows the North American landscape for electronic cable. The chart on the left shows North American manufacturers ranked by sales. The chart on the right reflects the same companies ranked by EBITDA. The tall gold bar is Belden and CDT combined, and the smaller gold bars at the right of each chart are Belden and CDT individually. The chart clearly reflects that the combination of Belden and CDT creates a company of some stature in the North American market. There are some larger European and Japanese cable companies, but in the almost $60 billion worldwide cable market, no company actually dominates.

ON slide 8, you see how the transaction creates a company with a more balanced revenue stream, with critical mass in the networking markets, and with revenues aligned with the highest value segment, the electronics and specialty markets. In slide 9, we've depicted the competitive line-up in the markets we address. Not shown on this slide are the markets we don't address, like winding wire, building wire, and other more commoditized markets. We have some excellent competitors in each of the markets we address. But no other company has the broad, attractive portfolio that Belden CDT will have. I'd rather have our product line than that of any other company on this page.

ON slide 10.

In the networking, or enterprise cable market, CDT-Nordx has the end-to-end system solution, IBDN, which is a clear market leader in Canada. Belden brings to this market its patented Bonded Pairs data cable, with guaranteed Installable Performance, and industry favorites like DataTwist High Speed category cables. CDT's Mohawk brand is another well-recognized and respected participant in this space whose wide range of open architecture cable products will continue to satisfy that part of the market.

In the Industrial market, Belden has the Belden Classics line--these are the products whose Belden part numbers have become part of the language of the whole market. CDT is the leading supplier of high-flex robotic cables, whereas Belden cables are strong in industrial process control systems for factory floor automation.

In the telecom market, both Belden and CDT have a broad range of products including central office cable and exchange cable. For our customer British Telecom, Belden also provides cable cutting, inventory management, and logistical services, adding more value to the relationship.

Belden participates very little in the sort of cables that go into OEM products, but CDT has a wonderful business in the aerospace and automotive markets. In some of the aerospace applications, high-temperature cables are required. You can either extrude the insulation on the conductor, or wrap it with tape. The tape gives you better performance because it better preserves the concentricity of the wire. CDT has a patented process called seamless tape, where they wrap the insulating material around the conductor and then cure it in such a way that the cable is virtually seamless. It doesn't snag when pulled through its installation situation, so the performance characteristics are preserved. This is just one of a number of highly engineered products for these markets. Once your product is specified, there's an annuity of future orders.

        -  Turning to slide 11.

There's a lot of information on slides 11 and 12. The takeaway is that just about anywhere there's economic activity, whether it's airport baggage screening, satellite radio, or the Olympics in Greece this year, Belden CDT will be finding an opportunity with one or more of our great brands and products. To take just one example from page 11, CDT just announced an alliance with a company called RIT that makes smart connectors for digital networks. These connectors can tell when they've been unplugged or moved and they send an alert to a security system. CDT makes and markets the assembly.

An example on page 12, from the broadcast and entertainment market, would be Belden's video and audio cables specified to be installed in the Athens Summer Olympics this year.

Page 13.

The communications market, as Ricky described earlier, has been Belden's most challenging market recently. As Ricky said, the North American communications business has been in a loss position for us despite every effort to capture more revenue and reduce costs. We are reviewing strategic alternatives for that portion of the business and hope to have a plan of action in fairly short order.

Bottom line, we believe that the Belden CDT combination will be unsurpassed in terms of serving the most attractive parts of the market and in terms of having the most comprehensive array of products in electronic wire and cable.

I'd now like to turn the presentation over to Fred Kuznik, CEO of Cable Design Technologies.

FRED:

Thank you Baker.

Bryan spoke of the geographic diversity of the Belden CDT combination as a strength. I'd like to pick up that theme with slide 14. Both of the companies have their roots in the North American market and each has established a position in Europe through acquisitions. Each is still a relatively small presence in Europe, with some successes and some challenges. The Belden CDT combination gives us a broader platform and more alternatives for organizing our approach to the diverse end markets in that region.

Turning to slide 15.

We have identified cost synergies totaling approximately $25 million coming from a number of areas.

         In purchasing and logistics we believe that Belden CDT can save several million dollars per year by identifying low-cost sources for materials. ...

         Obviously we can eliminate the duplicate costs of being public companies.

         Best practices in manufacturing and access to one another's technology will save several million more.

         We're reviewing our footprint to see where we need to optimize, but we are not ready at this point with any decisions about particular locations.

         There are a few areas where we anticipate added costs to integrate two culturally diverse companies, and we have netted those costs against the identified savings in arriving at our $25 million in synergies.

         Beyond that figure, we may find opportunities in areas such as working capital reduction, capital avoidance, and marketplace synergies.

     We anticipate that within 18 to 24 months, we will arrive at the full run rate of $25 million per year in net savings.

Slide 16:

Our OEMs, our end-users, and our distributors, are some of the most highly respected companies in their industries. Both Belden and CDT products are stocked by the leading distributors in the industry--Anixter, Graybar, Newark, and others. Belden has major supplier positions with NBC, CBS and Disney studios. And Belden Datatwist 350 cables have become the cable of choice used by Cisco Systems in their internal networks. CDT engineers work with OEM engineers to develop cable solutions specifically for products like automotive electronics, aircraft engine and fuel systems, in-flight entertainment, robotics, and medical systems..

Just as our products are diverse, we have a diverse channel strategy. However the end-user wants to buy, we have multiple channels so we can reach that customer, whether they are an OEM or they order from a catalog or are served by a distributor.

Before I turn the presentation over to Ricky to talk about the financial profile of Belden CDT, I would just like to say how pleased I am that we have arrived at this merger agreement and to express my confidence that this transaction is in the strategic best interest of both Belden and CDT. I'm excited to have the opportunity to lead the integration of these two great companies.

Now Ricky Reece, Belden's CFO, will discuss the financial aspects of this merger.

RICKY:

Thank you, Fred.

Slide 17.

The financial information we are presenting on page 17 is pro forma information, beginning with CDT's income statement for the trailing 12 months ending Oct 31 2003 and Belden's income statement for the year ending December 31, 2003. Both companies' information is adjusted for nonrecurring and special items. Belden's income is also adjusted for the reduction in depreciation expense resulting from the impairment charge recognized in the 4th quarter of 2003. As a result of writing down assets in the communications business, our depreciation expense is reduced by $6.6 million pre-tax.

         We have a reconciliation to GAAP numbers for both companies posted on Belden's and CDT's websites.

As you can see, combined revenues will exceed $1.3 billion.

Pro forma operating earnings are $45 million before synergies and $70 million after the estimated $25 million in net synergies are fully realized which may take 18 to 24 months.

Ebitda after synergies is $118 million and net income $32 million.

Both companies are expecting improved results in 2004 compared with the 2003 pro forma amounts shown on this slide based on realizing cost reductions each of us enacted in 2003.

Financial Flexibility: Slide 18

Both companies have strong balance sheets.

Together after transaction costs and change in control payments we will have about $116 million in cash--and debt of only $316 million. We expect combined equity to be almost $700 million.

As mentioned before, for accounting purposes Belden will be treated as the acquirer. Accordingly, CDT's assets including goodwill will be revalued to reflect market values, resulting in a write-up of their equity.

Our credit ratios are expected to be solid with

        net debt to total capitalization at 22% and

        net debt to EBITDA with synergies below 2 times.

This strong balance sheet will provide a lot of flexibility to Belden CDT.

It's clear that both companies are better off in the combination than standing alone.

And I'll let Baker sum up for us.


Baker:

Thanks Ricky. In conclusion, the take-away from our presentation is three key points that we believe all point to a great opportunity for our shareholders, our customers, and our employees.

First there is a strong strategic rationale for this merger. Our industry has historically been very highly fragmented. There has been some consolidation, but the merger of Belden and CDT is a large step forward in transforming our industry from hundreds of small companies, each with limited abilities to serve total customer needs to substantial companies with comprehensive capabilities.

Second, the combined company will enjoy the advantage of several prestigious brands that our customers value for their technology, quality, and reliability. Financially, the combined company will have a great balance sheet and improved flexibility to take advantage of future growth opportunities.

Finally, we will have greater scale and presence globally, as technology, and hence our customer base of distributors, OEMs and end users are increasingly becoming global and want to deal with global suppliers.

As I guess you can tell, the managements of both companies are energized by this transaction, and the promise it holds to create an enterprise that we think will be the envy of our industry.

This concludes my prepared remarks, and I will now turn the call back over to Ricky.

Thank you Baker.

I now would like to turn the call turn over to our operator _______ who will remind you of the procedures for asking your questions.

QUESTIONS AND ANSWERS

SUMMATION

Let me thank you once again for joining us on today's earnings conference call. We sincerely appreciate your interest in Belden.

This concludes the call.




                           FORWARD-LOOKING STATEMENTS

         This filing contains, in addition to statements of historical fact, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in documents filed with the SEC by both Belden and CDT. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include the level of market demand for the products of the companies, competitive pressures, economic conditions in the U.S. and other countries where the companies operate, working capital needs, information technology spending, the ability to achieve reductions in costs, price fluctuations of raw materials and the potential unavailability thereof, foreign currency fluctuations, technological obsolescence, environmental matters, industry competition and other specific factors discussed in Belden's Annual Report on Form 10-K filed with the SEC on March 14, 2003 and CDT's Annual Report on Form 10-K filed with the SEC on October 29, 2003. Belden and CDT assume no responsibility to update any forward-looking statements as a result of new information or future developments.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

         CDT intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement/prospectus and other relevant documents in connection with the proposed transaction. Investors and security holders of CDT and Belden are urged to read the joint proxy statement/prospectus and other relevant materials when they become available because they will contain important information about CDT, Belden and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the SEC at the SEC's Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained (when it becomes available) from CDT at 1901 North Roselle Road, Schaumburg, IL 60195 or Belden at 7701 Forsyth Boulevard, Suite 800, St. Louis, MO 63105.

                        PARTICIPANTS IN THE TRANSACTION:

         CDT, Belden and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of CDT and their ownership of CDT capital stock is set forth in the proxy statement for CDT's 2003 annual meeting of stockholders. Information about the directors and executive officers of Belden and their ownership of Belden capital stock is set forth in the proxy statement for Belden's 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.